Press Release

GreenPower Reports Revenue of $17.2 Million for Fiscal Year
Ended March 31, 2022, an Increase of 30% Over Last Year

Vancouver, Canada July 1, 2022 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of zero-emission, electric-powered, medium and heavy-duty vehicles, today announced fourth quarter and full year fiscal financial results for the period ended March 31, 2022.

The Company will host an update call next week on GreenPower's school bus initiatives which will include a discussion on the fourth quarter and 2022 fiscal year-end.

Financial Highlights for the year:

  Recorded revenues of $17,236,773 for the year ended March 31, 2022 an increase of 30% over the restated revenue of $13,286,184 for the previous fiscal year
  Cash including restricted cash of $6.9 million at year-end
  Inventory of $32.3 Million at year-end compared to $12.5 million at the previous year-end
  Working capital at year-end was $31,581,470 an increase of $773,095 over the working capital of $30,808,375 at the previous year-end

"Customers for all-electric school buses put on hold purchase decisions as they waited for the recently announced $500 million of funding federally with online applications opening on May 20, 2022 for ninety days and awards to be announced thereafter.  We are well positioned to commence deliveries as we have inventory of our Type D Beast and Type A Nano Beast all-electric school buses," stated Fraser Atkinson, CEO of GreenPower.  "In the meantime, we have over 1,600 customer orders scheduled to be delivered over the next two fiscal years.  The second quarter will see an uptick in deliveries to customers with a significant increase over the ensuing quarters."

Operational Highlights for the year:

There were a number of notable firsts for GreenPower. The company was recognized by the NJ ZIP program as the first OEM dealer to apply for a voucher redemption in the state. GreenPower has been actively pursuing sales in New Jersey and has seen significant demand in the state for its 22-foot cargo van, which was its first sale of this new product. In addition, GreenPower launched the new Nano-BEAST 's all-electric Type A school bus, and has seen significant interest in the product from a number of recent events.

GreenPower continued to expand its dealer network across the United States. During the year GreenPower signed dealership agreements that will expand GreenPower's sales footprint into new territories including the states of Arizona, Nevada, and Washington State, New Jersey, New York, and several specialized dealership relationships in the state of California. This expansion continues with dealer agreements in process covering BEAST, Nano BEAST and EV Stars in over 10 additional states with multiple dealer relationships in larger markets.

GreenPower completed a significant partnership with the state of West Virginia, entering into a lease-purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the U.S. market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility.

GreenPower signed a contract to sell 1,500 EV Star Cab and Chassis to Workhorse which they will use to produce Workhorse branded panel vans for the North American market.

The Company has corrected and restated the presentation of revenue and cost of sales in its consolidated statements of income for the years ended March 31, 2021 and 2020. After discussion with experts and further consideration of interpretations of IFRS 16, the Company has changed its determination of revenue and cost of sales at lease inception for finance leases to include the present value of the purchase option on finance leases. In addition, the Company identified an error in the calculation of revenue and cost of sales associated with cancelled leases and subsequent vehicle sales that took place in the year ended March 31, 2020.  The restatement resulted in an increase in revenue and a corresponding increase in cost of sales of $1,401,606 for the year ended March 31, 2021 and an increase in revenue and an increase in cost of sales of $896,755 for the year ended March 31, 2020.  There was no impact on operating income, net income, working capital, assets, liabilities or cash flow from these changes.

Results for the year ended March 31, 2022

For the year ended March 31, 2022 the Company generated revenue of $17,236,773 compared to restated revenue of $13,286,184 for the previous year, an increase of 29.7%. Cost of sales of $13,360,068 including additional one-time costs in the fourth quarter yielded a gross profit of $3,876,705 or 22.5% of revenue. Revenue for the year was generated from the sale of 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold. Operating costs consist of administrative fees of $5,807,744 relating to salaries, project management, finance, and administrative services; transportation costs of $231,472 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,244,505; travel, accommodation, meals and entertainment costs of $641,500 related to travel for project management, demonstration of company products, and trade shows; product development costs of $1,381,101; sales and marketing costs of $686,544; interest and accretion of $515,618; professional fees of $1,207,920 consisting of legal and audit fees; as well as non-cash expenses including $5,771,475 of share-based compensation expense, depreciation of $661,958, and an allowance for credit losses of $8,940. The remaining operating costs for the period amounted to $419,398 in officeexpenses, other income of $364,296 primarily related to the forgiveness of a PPP loan, a foreign exchange loss of $65,117 and a write down of assets of $607,579 resulting in a consolidated net loss of $15,009,920.

Results for the three months ended March 31, 2022

For the three-month period ended March 31, 2022 the Company generated revenues of $4,313,964, cost of revenues of $3,716,931 including additional one-time costs in the quarter yielded a gross profit of $597,033, related to the sale of 8 BEAST school buses, 9 EV Star CC's and 2 EV Stars. Operating costs consist of administrative fees of $1,784,985 relating to salaries, project management, accounting, and administrative services; transportation costs of $45,098 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $439,765; travel, accommodation, meals and entertainment costs of $222,419 related to travel for project management, demonstration of company products, and trade shows; product development costs of $454,426; interest and accretion of $150,083; professional fees of $415,988 consisting of legal and audit fees; as well as non-cash expenses including $2,983,653 of share-based compensation expense, allowance for credit losses of $91,176 and depreciation of $269,273. Excluding a foreign exchange loss of $571, the remaining operating costs for the period amounted to $126,964 in general corporate expenses and a write down of assets of $607,579, resulting in a consolidated net loss of $7,076,553.

Media and Investor Contacts:

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

Brendan Riley, President

(510) 910-3377

Mike Cole, IR

(949) 444-1341

Allie Potter

Skyya PR for GreenPower

(218) 766-8856

allie@skyya.com

About GreenPower Motor Company

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts, and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control. A number of important factors, including those set forth in other public filings (filed under the Company's profile on www.sedar.com), could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts expressed in U.S. dollars © 2022 GreenPower Motor Company Inc. All rights reserved.